Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

June 12, 2018

Re:	Brighthouse Financial, Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as several underwriters, wish to advise you that we have distributed 0 copies of the Preliminary Prospectus and Preliminary Prospectus Supplement dated June 12, 2018 to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Brighthouse Financial, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:15 p.m. Eastern Standard Time on June 14, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Erich Bluhm
Name:	Erich Bluhm
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Drummond S. Rice
Name:	Drummond S. Rice
Title:	Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Taylor Wright
Name:	Taylor Wright
Title:	Managing Director

Wells Fargo Securities, LLC

By:	/s/ Leae Beyer
Name:	Leae Beyer
Title:	Managing Director